UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 7)

MDC PARTNERS INC.

(Name of Issuer)

Class A Subordinate Voting Shares

(Title of Class of Securities)

552697104

(CUSIP Number)

Stagwell Agency Holdings LLC

c/o The Stagwell Group LLC

1808 Eye Street, NW, Sixth Floor

Washington, DC 20006

Attention: Mark J. Penn

(917) 765-2638

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 8, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 552697104	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Stagwell Agency Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,451,891 (See Items 4 and 5)*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 15,451,891 (See Items 4 and 5)*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,451,891 (See Items 4 and 5)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES See Item 5.
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.7% (See Item 5)**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*Reflects the maximum number of Class A Shares of the Issuer issuable upon conversion of the 50,000 Preference Shares beneficially owned by the Reporting Person that are currently eligible for conversion. The Preference Shares are convertible as described in the Schedule 13D.

**The calculation is based on the 14,285,714 Class A Shares of the Issuer beneficially owned by the Reporting Person plus the maximum number of Class A Shares issuable upon conversion of the 50,000 Preference Shares beneficially owned by the Reporting Person that are currently eligible for conversion.

SCHEDULE 13D/A

CUSIP No. 552697104	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). The Stagwell Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,566,891 (See Items 4 and 5)*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 15,566,891 (See Items 4 and 5)*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,566,891 (See Items 4 and 5)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES See Item 5.
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9% (See Item 5)**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

* Reflects the maximum number of Class A Shares of the Issuer issuable upon conversion of the 50,000 Preference Shares beneficially owned by the Reporting Person that are currently eligible for conversion. The Preference Shares are convertible as described in the Schedule 13D.

**The calculation is based on the 14,400,714 Class A Shares of the Issuer beneficially owned by the Reporting Person plus the maximum number of Class A Shares issuable upon conversion of the 50,000 Preference Shares beneficially owned by the Reporting Person that are currently eligible for conversion.

SCHEDULE 13D/A

CUSIP No. 552697104	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Mark J. Penn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,591,891 (See Items 4 and 5)*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 15,591,891 (See Items 4 and 5)*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,591,891 (See Items 4 and 5)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES See Item 5.
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9% (See Item 5)**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

* Reflects the maximum number of Class A Shares of the Issuer issuable upon conversion of the 50,000 Preference Shares beneficially owned by the Reporting Person that are currently eligible for conversion. The Preference Shares are convertible as described in the Schedule 13D.

**The calculation is based on the 14,425,714 Class A Shares of the Issuer beneficially owned by the Reporting Person plus the maximum number of Class A Shares issuable upon conversion of the 50,000 Preference Shares beneficially owned by the Reporting Person that are currently eligible for conversion.

This Amendment No. 7 to Schedule 13D (this “Amendment No. 7”) is being filed jointly by: (i) Stagwell Agency Holdings LLC, a Delaware limited liability company (“SAH”), (ii) The Stagwell Group LLC, a Delaware limited liability company, and (iii) Mark J. Penn, a United States citizen (collectively, the “Reporting Persons” and each, individually, a “Reporting Person”), and amends the original statement on Schedule 13D filed jointly by the Reporting Persons with the Securities and Exchange Commission on March 19, 2019, as amended by Amendment No. 1 on June 26, 2020, Amendment No. 2 on October 4, 2020, Amendment No. 3 on December 22, 2020, Amendment No. 4 on June 7, 2021, Amendment No. 5 on June 14, 2021, and Amendment No. 6 on June 17, 2021 (as so amended, the “Schedule 13D”), with respect to the Class A Subordinate Voting Shares of MDC Partners Inc.

This Amendment No. 7 amends the Schedule 13D as set forth herein. Unless otherwise indicated herein, each capitalized term used but not otherwise defined herein shall have the meaning given to such term in the Schedule 13D.

Item 3.         Source and Amount of Funds or Other Considerations.

The disclosure set forth under Item 4 of this Amendment No. 7 is incorporated herein by reference.

Item 4.         Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

Transaction Agreement Amendment

As previously announced, the Issuer and Stagwell entered into the Transaction Agreement (as amended by the Amendment) providing for, among other things, the combination of the Issuer with certain subsidiaries of Stagwell. On July 8, 2021, the Issuer and Stagwell entered into an amendment (“Amendment No. 2”) to the Transaction Agreement, pursuant to which the Issuer and Stagwell have agreed to modify certain provisions of the Transaction Agreement to reflect, among other things, the following:

1)

The number of common membership interests of OpCo (as defined in the Transaction Agreement) and the number of shares of a new Class C series of voting-only common stock of the Combined Company to be issued to Stagwell in exchange for the contribution by Stagwell of the equity interests of certain subsidiaries of Stagwell to OpCo and the contribution by Stagwell of an aggregate amount of cash equal to $100 to the Combined Company, respectively, is reduced, in each case, from 216,250,000 to 180,000,000;

2)	The Stagwell Net Debt Cap (as defined in the Transaction Agreement) is increased to $285 million from $260 million;

3)

From and after the closing of the Transactions, for so long as Stagwell and its affiliates collectively beneficially own more than 10% of the then-issued and outstanding voting securities of the Combined Company (the “Post-Closing Governance Period”), at least seven (7) out of the nine (9) directors constituting the Combined Company board of directors (the “Combined Company Board”) shall be (a) independent with respect to the Combined Company in accordance with SEC and NASDAQ independence rules applicable to a NASDAQ-listed company that is not a controlled company pursuant to NASDAQ rules (“SEC/NASDAQ Independence Rules”) and (b) independent pursuant to the SEC/NASDAQ Independence Rules with respect to Stagwell as if Stagwell had equity securities that were traded on NASDAQ and was subject to such SEC/NASDAQ Independence Rules (such independent directors, the “Independent Directors”);

4)

During the Post-Closing Governance Period, the Combined Company shall cause the Nominating & Corporate Governance Committee to be comprised of two of the current independent directors of the Issuer who will serve on the Combined Company Board and one additional new Independent Director on the Combined Company Board selected by such current independent directors of the Issuer; and

5)

From the closing of the Transactions through the first two annual meetings of the shareholders of the Combined Company for the election of directors, in the event that any Independent Director (i) is unwilling or unable to continue serving as a director of the Combined Company for any reason, (ii) ceases to be independent with respect to the Combined Company in accordance with SEC/NASDAQ Independence Rules or with respect to Stagwell pursuant to the SEC/NASDAQ Independence Rules as if Stagwell had equity securities that were traded on NASDAQ and subject to such SEC/NASDAQ Independence Rules, or (iii) resigns, dies, becomes disabled or is otherwise removed from the Combined Company Board, the Nominating & Corporate Governance Committee shall consult with Stagwell in advance and select a replacement nominee or director, provided that, solely with respect to any Independent Director who is not currently an independent director of the Issuer, any such replacement shall be approved by Stagwell in its sole discretion.

Stagwell Letter Agreement Amendment

On December 21, 2020, the Issuer and SAH entered into a letter agreement (the “Stagwell Letter Agreement”), pursuant to which, among other things, SAH agreed to vote its Preference Shares in favor of the Transaction. On July 8, 2021, the Issuer and SAH entered into a letter agreement (the “Second Stagwell Letter Agreement”), which, among other things, reduced the accretion rate on the base liquidation preference of the new Series 6 convertible preferred shares of the Combined Company (the “Combined Company Series 6 Shares”) to zero percent per annum from and after the date that is two business days following the closing of the Transactions until the one year anniversary thereof, and pursuant to which SAH affirmed its consent to vote its Preference Shares in favor of the Transactions after giving effect to the Amendment and Amendment No. 2.

A copy of Amendment No. 2 is attached hereto as Exhibit R, along with a copy of the Second Stagwell Letter Agreement, as Exhibit S. The information contained in Amendment No. 2 and the Second Stagwell Letter Agreement is incorporated herein by reference. The foregoing descriptions of Amendment No. 2 and the Second Stagwell Letter Agreement are qualified in their entirety by reference thereto.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The disclosure set forth under Item 4 of this Amendment No. 7 is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit R	Amendment No. 2, dated July 8, 2021 (filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on July 9, 2021 (SEC File No. 001-13718) and incorporated herein by reference).

Exhibit S

Second Stagwell Letter Agreement, dated July 8, 2021 (filed as Exhibit 2.3 to the Issuer’s Current Report on Form 8-K filed on July 9, 2021 (SEC File No. 001-13718) and incorporated herein by reference).

After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 9, 2021

STAGWELL AGENCY HOLDINGS LLC

By: The Stagwell Group LLC, its manager

By:  /s/ Mark J. Penn

Name: Mark J. Penn

Title: Manager

THE STAGWELL GROUP LLC

By:  /s/ Mark J. Penn

Name: Mark J. Penn

Title: Manager

 /s/ Mark J. Penn

Mark J. Penn